Copa Holdings Reports Financial Results for the First Quarter of 2024

Panama City, Panama --- May 15, 2024. Copa Holdings, S.A. (NYSE: CPA), today announced financial results for the first quarter of 2024 (1Q24). The terms “Copa Holdings” and the “Company” refer to the consolidated entity. The following financial information, unless otherwise indicated, is presented in accordance with International Financial Reporting Standards (IFRS). See the accompanying reconciliation of non-IFRS financial information to IFRS financial information included in the financial tables section of this earnings release. Unless otherwise stated, all comparisons with prior periods refer to the first quarter of 2023 (1Q23).

OPERATING AND FINANCIAL HIGHLIGHTS
•Copa Holdings reported a net profit of US$176.1 million for 1Q24 or US$4.19 per share, a US$18.3 million increase compared to 1Q23 on an adjusted basis. These results include a negative impact of approximately US$44.0 million related to the grounding of 21 of the Company's Boeing 737 MAX 9 aircraft in January and exclude any compensation received from Boeing.
•Copa Holdings reported an operating profit of US$216.0 million and an operating margin of 24.2%, an increase of 11.8% and 1.9 percentage points, respectively, compared to 1Q23.
•Passenger traffic for 1Q24, measured in terms of revenue passenger miles (RPMs), increased by 7.1% compared to 1Q23 while capacity, measured in available seat miles (ASMs), increased by 8.0%. As a result, the load factor for the quarter decreased by 0.7 percentage points to 86.0% compared to 1Q23.
•Total revenues for 1Q24 increased 3.0% to US$893.5 million driven by an increase in passenger traffic. During the quarter, compared to 1Q23, passenger yields decreased by 3.8% to 14.0 cents, and revenue per available seat mile (RASM) decreased by 4.6% to 12.5 cents.
•Operating cost per available seat mile (CASM) decreased by 6.9% from 10.2 cents in 1Q23 to 9.5 cents in 1Q24, mainly driven by a decrease of 13.9% in the price of jet fuel, a decrease in maintenance, materials and repairs costs, and lower sales and distribution costs.
•CASM excluding fuel (Ex-fuel CASM) decreased by 2.0% in the quarter to 6.1 cents, when compared to 1Q23. Excluding the negative impact on costs and capacity of the partial grounding of the Company's 737 MAX 9 fleet in January, Copa Holdings would have reported an Ex-fuel CASM of approximately 5.8 cents for the quarter.
•The Company ended the quarter with approximately US$1.1 billion in cash, short-term and long-term investments, which represent 32% of the last twelve months’ revenues.
•By the end of 1Q24, the Company had executed approximately US$40 million of the US$200 million share repurchase program approved by the Board of Directors.
•The Company closed the quarter with total debt, including lease liabilities, of US$1.7 billion, while our Adjusted Net Debt to EBITDA ratio ended at 0.5 times.
•During the quarter, the Company purchased from lessors two Boeing 737-800 NG aircraft, which were part of its current fleet as operating leases.
•The Company ended the quarter with a consolidated fleet of 106 aircraft – 67 Boeing 737-800s, 29 Boeing 737 MAX 9s, 9 Boeing 737-700s, and 1 Boeing 737-800 freighter.

•During the first quarter, Cirium recognized Copa Airlines as the carrier with the highest on-time performance in Latin America. In fact, Copa Airlines’ on-time performance averaging above 90% for the quarter was the highest amongst all airlines in the Americas and one of the highest in the world.

Subsequent Events
•In April, the Company signed a confidential resolution with Boeing to cover the impact of the partial grounding of its Boeing 737 MAX 9 fleet in January. The value will be amortized through the depreciation and amortization line of our Income Statement.
•In May, the Company took delivery of two Boeing 737 MAX 9 aircraft, increasing its total fleet to 108 aircraft.
•Copa Holdings will make its second dividend payment of the year of US$1.61 per share on June 14, 2024, to all Class A and Class B shareholders on record as of May 31, 2024.

Consolidated Financial & Operating Highlights	1Q24	1Q23	Variance Vs 1Q23	4Q23	Variance Vs 4Q23
Revenue Passengers Carried (000s)	3,272	2,881	13.6%	3,310	(1.1)%
Revenue Passengers OnBoard (000s)	4,790	4,295	11.5%	4,930	(2.8)%
RPMs (millions)	6,127	5,723	7.1%	6,263	(2.2)%
ASMs (millions)	7,121	6,596	8.0%	7,228	(1.5)%
Load Factor	86.0%	86.8%	-0.7 p.p	86.7%	-0.6 p.p
Yield (US$ Cents)	14.0	14.6	(3.8)%	14.0	0.3%
PRASM (US$ Cents)	12.1	12.6	(4.6)%	12.1	(0.4)%
RASM (US$ Cents)	12.5	13.1	(4.6)%	12.6	(0.7)%
CASM (US$ Cents)	9.5	10.2	(6.9)%	9.7	(1.6)%
CASM Excl. Fuel (US$ Cents)	6.1	6.2	(2.0)%	6.0	1.0%
Fuel Gallons Consumed (millions)	84.4	78.2	7.9%	85.6	(1.5)%
Avg. Price Per Fuel Gallon (US$)	2.90	3.36	(13.9)%	3.08	(5.8)%
Average Length of Haul (miles)	1,873	1,987	(5.8)%	1,892	(1.0)%
Average Stage Length (miles)	1,246	1,281	(2.8)%	1,229	1.4%
Departures	35,220	31,984	10.1%	36,207	(2.7)%
Block Hours	112,164	104,626	7.2%	115,118	(2.6)%
Average Aircraft Utilization (hours)	11.6	11.9	(2.1)%	11.9	(2.6)%
Operating Revenues (US$ millions)	893.5	867.3	3.0%	912.8	(2.1)%
Operating Profit (Loss) (US$ millions)	216.0	193.2	11.8%	214.3	0.8%
Operating Margin	24.2%	22.3%	1.9 p.p	23.5%	0.7 p.p
Net Profit (Loss) (US$ millions)	176.1	121.5	44.9%	187.7	(6.2)%
Adjusted Net Profit (Loss) (US$ millions) (1)	176.1	157.8	11.6%	184.3	(4.5)%
Basic EPS (US$)	4.19	3.07	36.3%	4.45	(6.0)%
Adjusted Basic EPS (US$) (1)	4.19	3.99	5.0%	4.37	(4.3)%
Shares for calculation of Basic EPS (000s)	42,052	39,565	6.3%	42,150	(0.2)%

(1)Excludes Special Items. This earnings release includes a reconciliation of non-IFRS financial measures to the comparable IFRS measures

MANAGEMENT’S COMMENTS ON THE 1Q24 RESULTS
Copa Holdings reported strong results for the first quarter of the year. Operating margin remained solid at 24.2% or 1.9 percentage points higher than in 1Q23, driven by a continued robust demand environment in the region and the Company's focus on maintaining low ex-fuel unit costs.
Operating revenues for 1Q24 increased 3.0% to US$893.5 million mainly driven by an increase in passenger traffic. Load factor for the quarter came in at 86.0% or 0.7 percentage points below 1Q23 on an 8.0% increase in capacity year over year, while yields came in at 14.0 cents or 3.8% lower than 1Q23. As a result, passenger revenues per ASM (PRASM) decreased 4.6% in the quarter to 12.1 cents and RASM decreased 4.6% to 12.5 cents, compared to 1Q23.
Operating expenses for 1Q24 increased by 0.5% to US$677.5 million mainly driven by the 8.0% increase in capacity, partially offset by lower fuel, maintenance, materials and repairs and sales and distribution costs. Aircraft fuel expenses decreased by 7.6% or $20.1 million compared to 1Q23, due to a 13.9% lower jet fuel price, partially offset by 7.9% more gallons consumed. Maintenance, materials and repairs expenses decreased by 36.4% mainly due to an adjustment in the provision related to leased aircraft and lower engine maintenance costs. And sales and distribution costs decreased by 9.6% due to higher penetration of direct sales and lower-cost travel agency channels. Consequently, cost per available seat mile (CASM) came in at 9.5 cents, a decrease of 6.9% compared to 1Q23, and costs excluding fuel (Ex-fuel CASM) came in at 6.1 cents, a 2.0% decrease when compared to the same period in 2023.
As a result, Copa Holdings reported an operating profit of US$216.0 million and a net profit of US$176.1 million for the quarter, an increase of US$22.8 million and US$18.3 million, respectively, when compared on an adjusted basis to 1Q23.
The Company continues to have a solid balance sheet as it closed the quarter with US$1.1 billion in cash, short-term and long-term investments, which represent 32% of the last twelve months’ revenues. Total debt at the end of 1Q24 amounted to US$1.7 billion, while our Adjusted Net Debt to EBITDA ratio continued at healthy levels at 0.5 times.
Copa Holdings’ first quarter results are the product of a solid and well-executed business model, which is built on operating the best and most convenient network for intra-Latin America travel from its Hub of the Americas® based on Panama’s advantageous geographic position, low unit costs, best on-time performance, and a strong balance sheet. Going forward, the Company expects to leverage its strong balance sheet, leading liquidity position, and low-cost base to continue strengthening its long-term competitive position by implementing initiatives that will further reinforce its network, product, and cost competitiveness.

OUTLOOK FOR 2024
For 2024, the Company is reaffirming its full-year operating margin outlook of 21% to 23% on a capacity growth in the range of 10%.

Financial Outlook	2024 Guidance	2023
Capacity – YOY ASM growth	∼10%	13.4%
Operating Margin	21-23%	23.5%
Factored into this outlook is a load factor of approximately 87%, unit revenues (RASM) of 12.0 cents, unit costs excluding fuel (Ex-Fuel CASM) in the range of 5.9 cents, and an all-in fuel price of US$2.85 per gallon.
CONSOLIDATED FIRST-QUARTER RESULTS
Operating revenue
Consolidated revenue for 1Q24 totaled US$893.5 million, a 3.0% or US$26.2 million increase from operating revenue of US$867.3 million in 1Q23, mainly driven by passenger revenue.
Passenger revenue totaled US$858.7 million, a 3.0% increase compared to the same period in 2023, mainly driven by a 7.1% year-over-year passenger traffic increase, partially offset by a 3.8% decrease in passenger yield and a 0.7 percentage point decrease in load factor. The first-quarter results are mostly comprised of flown passenger ticket revenue, passenger-related ancillary revenue, and unredeemed ticket revenue.
Cargo and mail revenue totaled US$21.9 million, a 5.8% decrease compared to the same period in 2023, due to lower cargo yields partially offset by higher volume.
Other operating revenue totaled US$12.8 million, a 28.4% increase year-over-year, mostly due to an increase in non-air ConnectMiles revenues.

Operating expenses
Consolidated operating costs for 1Q24 increased by 0.5% compared to 1Q23 to US$677.5 million, driven by higher capacity, offset by lower fuel, maintenance, materials and repairs costs, and sales and distribution costs.
Fuel totaled US$245.4 million, a decrease of US$20.1 million or 7.6% compared to the same period in 2023, due to a 13.9% lower effective fuel price, partially offset by a 7.9% increase in fuel gallons consumed.
Wages, salaries, benefits, and other employee expenses totaled US$114.3 million, an 11.4% increase compared to the same period in 2023, driven by an increase in operational staff to support the originally planned capacity growth and cost of living salary adjustments.
Passenger servicing totaled US$29.7 million, a 45.6% increase compared to the same period in 2023. Not including the costs related to the grounding of the MAX 9, passenger servicing costs would have increased by 15.8%, driven mostly by an 11.5% increase in onboard passengers, as well as an upgrade in the Company’s onboard product offering.
Airport facilities and handling charges totaled US$60.3 million, a 19.5% increase compared to the same period in 2023, mostly related to a 10.1% increase in departures, changes in the mix of routes and higher airport and handling fees in certain countries.
Sales and distribution totaled US$55.5 million, a 9.6% decrease compared to the same period in 2023, due to a reduction in the Company’s distribution costs as a result of higher penetration of both direct sales and lower-cost travel agency channels.

Maintenance, materials, and repairs totaled US$25.6 million, a 36.4% decrease compared to the same period in 2023, mainly due to an adjustment in the provision related to leased aircraft return conditions of two leased airplanes that the Company purchased and lower engine maintenance costs, partially offset by higher costs related to materials consumption driven by an increase of 6.7% in flight hours.
Depreciation and amortization totaled US$83.4 million, a 14.7% increase compared to the same period in 2023, mostly related to additional aircraft and maintenance events amortization.
Flight operations totaled US$31.0 million, a 13.1% increase compared to the same period in 2023, driven by an increase of 7.2% in block hours and higher overflight rates in certain countries.
Other operating and administrative expenses totaled US$32.3 million, a 2.9% decrease compared to the same period in 2023, mainly due to a decrease in engine rental expenses.

Non-operating Income (Expense)
Consolidated non-operating income (expense) totaled a net US$(9.1) million in 1Q24.
Finance cost totaled US$(18.8) million, comprised of US$12.8 million related to loan interest expenses, US$4.1 million related to the discount rate associated with leased aircraft charges, and US$1.9 million in interest charges related to operating leases.
Finance income totaled US$13.7 million in proceeds from investments.
Gain (loss) on foreign currency fluctuations totaled US$(3.9) million, mainly driven by the depreciation of the Brazilian real and Argentine peso.
Other non-operating income (expense) totaled US$(0.1) million in 1Q24.

About Copa Holdings
Copa Holdings is a leading Latin American provider of passenger and cargo services. The Company, through its operating subsidiaries, provides service to countries in North, Central, and South America and the Caribbean. For more information visit: www.copaair.com.

CONTACT: Copa Holdings S.A.
Investor Relations:
Ph: 011 507 304-2774
www.copaair.com (IR section)

This release includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on current plans, estimates, and expectations, and are not guarantees of future performance. They are based on management’s expectations that involve several business risks and uncertainties, any of which could cause actual results to differ materially from those expressed in or implied by the forward-looking statements. The Company undertakes no obligation to update or revise any forward-looking statement. The risks and uncertainties relating to the forward-looking statements in this release are among those disclosed in Copa Holdings’ filed disclosure documents and are, therefore, subject to change without prior notice.

Copa Holdings, S. A. and Subsidiaries
Consolidated statement of profit or loss
(In US$ thousands)

			%		%
	1Q24	1Q23	Change	4Q23	Change
Operating Revenues
Passenger revenue	858,725	834,018	3.0%	875,257	(1.9%)
Cargo and mail revenue	21,910	23,252	(5.8%)	26,534	(17.4%)
Other operating revenue	12,831	9,995	28.4%	11,049	16.1%
Total Operating Revenue	893,467	867,264	3.0%	912,840	(2.1%)

Operating Expenses
Fuel	245,352	265,498	(7.6%)	264,166	(7.1%)
Wages, salaries, benefits and other employees' expenses	114,314	102,652	11.4%	119,669	(4.5%)
Passenger servicing	29,684	20,391	45.6%	24,148	22.9%
Airport facilities and handling charges	60,347	50,479	19.5%	59,010	2.3%
Sales and distribution	55,494	61,406	(9.6%)	55,111	0.7%
Maintenance, materials and repairs	25,627	40,296	(36.4%)	31,276	(18.1%)
Depreciation and amortization	83,365	72,677	14.7%	80,261	3.9%
Flight operations	31,029	27,424	13.1%	27,987	10.9%
Other operating and administrative expenses	32,270	33,228	(2.9%)	36,875	(12.5%)
Total Operating Expense	677,482	674,053	0.5%	698,504	(3.0%)

Operating Profit/(Loss)	215,985	193,212	11.8%	214,335	0.8%

Non-operating Income (Expense):
Finance cost	(18,840)	(24,365)	(22.7%)	(20,408)	(7.7%)
Finance income	13,746	8,842	55.5%	14,289	(3.8%)
Gain (loss) on foreign currency fluctuations	(3,914)	1,201	(425.8%)	(272)	1339.3%
Net change in fair value of derivatives	(8)	(37,933)	(100.0%)	—	—%
Other non-operating income (expense)	(112)	1,235	(109.1%)	3,126	(103.6%)
Total Non-Operating Income/(Expense)	(9,127)	(51,020)	(82.1%)	(3,264)	179.6%

Profit before taxes	206,858	142,192	45.5%	211,071	(2.0%)

Income tax expense	(30,792)	(20,671)	49.0%	(23,378)	31.7%

Net Profit/(Loss)	176,066	121,521	44.9%	187,693	(6.2%)

Copa Holdings, S. A. and Subsidiaries
Consolidated statement of financial position
(In US$ thousands)

	March 2024	December 2023
ASSETS	(Unaudited)	(Audited)
Cash and cash equivalents	170,525	206,375
Short-term investments	630,640	708,809
Total cash, cash equivalents and short-term investments	801,165	915,184
Accounts receivable, net	192,486	156,720
Accounts receivable from related parties	2,433	2,527
Expendable parts and supplies, net	116,919	116,604
Prepaid expenses	55,495	44,635
Prepaid income tax	88	66
Other current assets	32,548	32,227
	399,968	352,780
TOTAL CURRENT ASSETS	1,201,133	1,267,963
Long-term investments	301,192	258,934
Long-term prepaid expenses	9,471	9,633
Property and equipment, net	3,286,848	3,238,632
Right of use assets	259,283	281,146
Intangible, net	88,312	87,986
Net defined benefit assets	5,373	5,346
Deferred tax assets	20,999	30,148
Other Non-Current Assets	16,722	17,048
TOTAL NON-CURRENT ASSETS	3,988,199	3,928,872
TOTAL ASSETS	5,189,332	5,196,836
LIABILITIES
Loans and borrowings	233,110	222,430
Current portion of lease liability	64,465	68,304
Accounts payable	204,237	182,303
Accounts payable to related parties	1,658	1,228
Air traffic liability	579,476	611,856
Frequent flyer deferred revenue	132,132	124,815
Taxes Payable	53,565	44,210
Accrued expenses payable	34,214	64,940
Income tax payable	16,365	26,741
Other Current Liabilities	1,468	1,403
TOTAL CURRENT LIABILITIES	1,320,689	1,348,229

Loans and borrowings long-term	1,198,017	1,240,261
Lease Liability	198,387	215,353
Deferred tax Liabilities	45,742	36,369
Other long - term liabilities	235,014	234,474
TOTAL NON-CURRENT LIABILITIES	1,677,161	1,726,457
TOTAL LIABILITIES	2,997,850	3,074,685
EQUITY
Class A - 34,143,485 issued and 30,748,862 outstanding	23,238	23,201
Class B - 10,938,125	7,466	7,466
Additional Paid-In Capital	210,157	209,102
Treasury Stock	(244,311)	(204,130)
Retained Earnings	2,028,194	1,581,739
Net profit	176,066	514,098
Other comprehensive loss	(9,326)	(9,326)
TOTAL EQUITY	2,191,483	2,122,150
TOTAL EQUITY LIABILITIES	5,189,332	5,196,836

Copa Holdings, S. A. and Subsidiaries
Consolidated statement of cash flows
For the three months ended
(In US$ thousands)

	2024	2023	2022
	(Unaudited)	(Audited)	(Audited)
Cash flow from operating activities	200,998	203,419	169,336
Cash flow used in investing activities	(78,334)	(62,868)	(120,515)
Cash flow used in financing activities	(158,514)	(20,661)	(10,888)
Net (decrease) increase in cash and cash equivalents	(35,850)	119,890	37,933
Cash and cash equivalents at January 1	206,375	122,424	211,081
Cash and cash equivalents at March 31	$170,525	$242,314	$249,014

Short-term investments	630,640	773,493	771,074
Long-term investments	301,192	166,481	204,810
Total cash and cash equivalents and investments at March 31	$1,102,357	$1,182,288	$1,224,898

    7

Copa Holdings, S.A.
NON-IFRS FINANCIAL MEASURE RECONCILIATION
This press release includes the following non-IFRS financial measures: Adjusted Net Profit, Adjusted Basic EPS, and Operating CASM Excluding Fuel. This supplemental information is presented because we believe it is a useful indicator of our operating performance and is useful in comparing our performance with other companies in the airline industry. These measures should not be considered in isolation and should be considered together with comparable IFRS measures, in particular operating profit, and net profit. The following is a reconciliation of these non-IFRS financial measures to the comparable IFRS measures:

Reconciliation of Adjusted Net Profit	1Q24	1Q23	4Q23

Net Profit as Reported	$176,066	$121,521	$187,693
Net change in fair value of derivatives	$—	$37,933	$—
Net change in fair value of financial investments	$—	$(1,655)	$(3,372)
Adjusted Net Profit	$176,066	$157,799	$184,321

Reconciliation of Adjusted Basic EPS	1Q24	1Q23	4Q23

Adjusted Net Profit	$176,066	$157,799	$184,321
Shares used for calculation of Basic EPS	42,052	39,565	42,150
Adjusted Basic Earnings per share (Adjusted Basic EPS)	$4.19	$3.99	$4.37

Reconciliation of Operating Costs per ASM
Excluding Fuel (CASM Excl. Fuel)	1Q24	1Q23	4Q23

Operating Costs per ASM as Reported (in US$ Cents)	9.5	10.2	9.7
Aircraft Fuel Cost per ASM (in US$ Cents)	3.4	4.0	3.7
Operating Costs per ASM excluding fuel (in US$ Cents)	6.1	6.2	6.0